Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2020, Prospectus

Supplement dated June 4, 2020, Prospectus

Supplement dated August 7, 2020, Prospectus

Supplement dated September 9, 2020, Prospectus

Supplement dated November 6, 2020, Prospectus

Supplement dated December 4, 2020, Prospectus

Supplement dated February 5, 2021, Prospectus

Supplement dated March 10, 2021, Prospectus

Supplement dated May 14, 2021 and Prospectus

Supplement dated June 7, 2021)

August 11, 2021

Oxford Lane Capital Corp.

$500,000,000
Common Stock

This prospectus supplement supplements the prospectus supplement dated June 4, 2020 (the “First Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “Second Prospectus Supplement”), the prospectus supplement dated September 9, 2020 (the “Third Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “Fourth Prospectus Supplement”), the prospectus supplement dated December 4, 2020 the (“Fifth Prospectus Supplement”), the prospectus supplement dated February 5, 2021 the (“Sixth Prospectus Supplement”), the prospectus supplement dated March 10, 2021 (the “Seventh Prospectus Supplement”), the prospectus supplement dated May 14, 2021 (the “Eighth Prospectus Supplement”), the prospectus supplement dated June 7, 2021 (the “Ninth Prospectus Supplement”) and the accompanying prospectus thereto dated June 1, 2020 (the “Base Prospectus,” and, together with the First Prospectus Supplement, Second Prospectus Supplement, Third Prospectus Supplement, Fourth Prospectus Supplement, Fifth Prospectus Supplement, Sixth Prospectus Supplement, the Seventh Prospectus Supplement, the Eighth Prospectus Supplement, the Ninth Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. in an “at-the-market” offering pursuant to an equity distribution agreement dated June 4, 2020, with Ladenburg Thalmann & Co. Inc. Oxford Lane Capital Corp.’s (the “Company”) investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to Ladenburg Thalmann & Co. Inc., if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and under the “Supplementary Risk Factors” sections beginning respectively on page 5 of this prospectus supplement, page 2 of the Seventh Prospectus Supplement and page 5 of each of the Sixth Prospectus Supplement, Fourth Prospectus Supplement, and Second Prospectus Supplement, as well as in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

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PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to August 10, 2021, we sold a total of 29,780,181 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $180.3 million and net proceeds were approximately $177.9 million, after deducting the sales agent’s commissions and offering expenses.

JULY 2021 FINANCIAL UPDATE

On August 5, 2021, we announced the following net asset value (“NAV”) estimate as of July 31, 2021.

•	Management’s unaudited estimate of the range of the NAV per share of our common stock as of July 31, 2021 is between $6.68 and $6.78. This estimate is not a comprehensive statement of our financial condition or results for the month ended July 31, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending September 30, 2021 may differ materially from this estimate, which is given only as of July 31, 2021.

•	As of July 31, 2021, the Company had approximately 111.8 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after July 31, 2021 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by the effects of the COVID-19 pandemic, or by other factors, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

FIRST QUARTER FINANCIAL HIGHLIGHTS AND RESULTS

On July 30, 2021, we announced the following financial results and related information:

•	On July 29, 2021, our Board of Directors declared the following distributions on our common stock:
Month Ending	Record Date	Payment Date	Amount Per Share
October 31, 2021	October 15, 2021	October 29, 2021	$0.0675
November 30, 2021	November 16, 2021	November 30, 2021	$0.0675
December 31, 2021	December 17, 2021	December 31, 2021	$0.0675

•	Net asset value (“NAV”) per share as of June 30, 2021 stood at $6.56, compared with a NAV per share on March 31, 2021 of $5.94.

•	Net investment income (“NII”), calculated in accordance with generally accepted accounting principles (“GAAP”), was approximately $25.3 million, or $0.25 per share, for the quarter ended June 30, 2021.

•	Our core net investment income (“Core NII”) was approximately $42.4 million, or $0.41 per share, for the quarter ended June 30, 2021.

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o	Core NII represents NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may materially differ from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

•	Total investment income for the first fiscal quarter amounted to approximately $41.7 million, which represented an increase of approximately $5.6 million from the quarter ended March 31, 2021.

o	For the quarter ended June 30, 2021 we recorded investment income from our portfolio as follows:

▪	$40.0 million from our CLO equity investments, and

▪	$1.7 million from our CLO debt investments and other income.

•	Our total expenses for the quarter ended June 30, 2021 were approximately $16.4 million, compared with total expenses of approximately $14.5 million for the quarter ended March 31, 2021.

•	As of June 30, 2021, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 13.6%, compared with 11.2% as of March 31, 2021.

o	The weighted average effective yield of our CLO equity investments at current cost was 16.3%, compared with 15.7% as of March 31, 2021.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 27.7%, compared with 23.8% as of March 31, 2021.

•	For the quarter ended June 30, 2021, we recorded a net increase in net assets resulting from operations of approximately $80.2 million, or $0.78 per share, comprised of:

o	NII of approximately $25.3 million;

o	Net realized losses of approximately $4.3 million; and

o	Net unrealized appreciation of approximately $59.2 million.

•	During the quarter ended June 30, 2021, we made additional investments of approximately $244.3 million, and received approximately $187.2 million from sales and repayments of our CLO investments.

•	For the quarter ended June 30, 2021, we issued a total of approximately 7.6 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $53.8 million. As of June 30, 2021, we had approximately 108.5 million shares of common stock outstanding.

•	On April 15, 2021 (the “Redemption Date”), the Company redeemed all of the outstanding 7.50% Series 2023 Term Preferred Stock (the “Series 2023 Term Preferred Stock”) for approximately $57.2 million which included an amount equal to all accrued and unpaid dividends and distributions accumulated to (but excluding) the Redemption Date.

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•	On July 29, 2021, our Board of Directors declared the required monthly dividends on our 6.75% Series 2024 Term Preferred Shares (“Series 2024 Term Preferred Shares”) and 6.25% Series 2027 Term Preferred Shares (“Series 2027 Term Preferred Shares”) (each, a “Share”) as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
Series 2024	$0.140625	September 16, 2021, October 15, 2021, November 16, 2021	September 30, 2021, October 29, 2021, November 30, 2021
Series 2027	$0.130208	September 16, 2021, October 15, 2021, November 16, 2021	September 30, 2021, October 29, 2021, November 30, 2021

In accordance with their terms, each of the Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares will pay a monthly dividend at a fixed rate of 6.75% and 6.25%, respectively, of the $25.00 per share liquidation preference, or $1.6875 and $1.5625 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 6.75% and 6.25% per year, respectively, for each of the Series 2024 Term Preferred Shares and Series 2027 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. OXLC’s management uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of OXLC’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation is adjusted to the cost. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company (“RIC”) for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

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The following table provides a reconciliation of GAAP NII to Core NII for the three months ended June 30, 2021:

	Three Months Ended June 30, 2021
	Amount	Per Share Amount
GAAP Net investment income	$25,293,936	$0.25
CLO equity adjustments	$17,130,665	$0.16
Core Net investment income	$42,424,601	$0.41

SUPPLEMENTARY RISK FACTORS

Investing in our common stock involves a number of significant risks. Before you invest in our common stock, you should be aware of various risks, including those described below and those set forth in the Second Prospectus Supplement, the Fourth Prospectus Supplement, the Sixth Prospectus Supplement and the Base Prospectus. You should carefully consider these risk factors, together with all of the other information included in the Prospectus, before you decide whether to make an investment in our common stock. The risks set out below and elsewhere in the Prospectus are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the Second Prospectus Supplement, the Fourth Prospectus Supplement, the Sixth Prospectus Supplement and the Base Prospectus, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information and/or damage to our business relationships, all of which could negatively impact our business, financial condition and operating results.

A cyber incident is considered to be any adverse event that threatens our confidentiality, integrity or availability of the information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems or those of our third-party vendors for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. Despite careful security and controls design, the information technology systems of our third-party vendors, may be subject to security breaches and cyber-attacks the result of which could include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to business relationships. As our and our third party vendor’s reliance on technology has increased, so have the risks posed to our information systems, both internal and those provided by third-party service providers, and the information systems of our third-party vendors. We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that a cyber-incident will not occur and/or that our financial results, operations or confidential information will not be negatively impacted by such an incident. Further, the remote working conditions resulting from the COVID-19 pandemic have heightened our vulnerability to a cybersecurity risk or incident.

We are subject to risks related to corporate social responsibility.

Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. Additionally, new regulatory initiatives related to ESG could adversely affect our business.

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